Exhibit 5
CAUSE NO. GN 200604

JOSEPH D. MARTINEC, Chapter 11	§	IN THE DISTRICT COURT OF
Trustee of WSNET HOLDINGS, INC.,	§
§
Plaintiff,	§
§
v.	§
§
CERBERUS Capital, MANAGEMENT	§	TRAVIS COUNTY, TEXAS
LP, CERBERUS PARTNERS LP,	§
CERBERUS ASSOCIATES, L.L.C.,	§
CRAIG COURT, INC., CRT	§
SATELLITE INVESTORS LLC,	§
STEPHEN A. FEINBERG, GARY	§
SINGER, JARED ABBRUZZESE,	§
SETH PLATTUS, C. RONALD	§
DORCHESTER, REMUS HOLDINGS	§
LLC, ROMULUS HOLDINGS INC.,	§
and TECHONE CAPITAL GROUP	§
LLC,	§
§
§
Defendants	§	200th JUDICIAL DISTRICT
PLAINTIFF’S FOURTH AMENDED PETITION
TO THE HONORABLE JUDGE OF SAID COURT:
     COMES NOW Plaintiff Joseph D. Martinec, Chapter 11 Trustee of WSNet Holdings, Inc. (“Plaintiff” or “WSNet”) and files this Plaintiff’s Fourth Amended Petition against Defendants Cerberus Capital Management LP, Cerberus Partners LP, CRT Satellite Investors LLC, Cerberus Associates, LLC, Craig Court, Inc., Stephen A. Feinberg, Gary Singer, Jared Abbruzzese, Seth Plattus, C. Ronald Dorchester, Remus Holdings LLC, Romulus Holdings Inc., and TechOne Capital Group LLC (collectively “Defendants”) as follows:
I.
PARTIES AND PROCEDURAL BACKGROUND
     1.1 This suit was originally filed as a shareholder derivative action on behalf of WSNet Holdings, Inc. by then-Plaintiff Michael Beck. As the case developed, and after Defendants wrested control of WSNet from its original shareholders, Defendants put WSNet and its subsidiary, World

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Satellite Network, Inc. (“Network”), into bankruptcy and removed the lawsuit to Bankruptcy Court. After protracted attempts by Defendants to dispose of this case by exercising control over the bankruptcy estates, Bankruptcy Judge Frank Monroe appointed an independent party, Mr. Martinec, as Chapter 11 Trustee for WSNet. The Bankruptcy Court also remanded the case to state district court under the style of Martinec, Chapter 11 Trustee et al v. Cerberus Capital Management LP, et al. Thus Mr. Martinec has been substituted as party-Plaintiff to bring this action on behalf of WSNet.
     1.2 WSNet Holdings, Inc. is a Delaware Corporation with its principal place of business in Austin, Texas. Mr. Martinec is an individual resident of Bastrop, Texas who brings this suit in his capacity as Chapter 11 Trustee of WSNet.
     1.3 Defendants Cerberus Capital Management LP (“Cerberus Capital”), is a Delaware limited partnership with its principal place of business in New York, and is the manager of CRT Satellite Investors, LLC. Cerberus Partners LP (“Cerberus Partners”) is a limited partnership with its principal place of business in New York. CRT Satellite Investors LLC (“CRT”) is a Delaware limited liability company with its principal offices in New York. Cerberus Associates, L.L.C. (“Cerberus Associates”) is a limited liability company with its principal place of business in New York. Craig Court, Inc. (“Cerberus Craig”) is a corporation with its principal place of business in New York. Each of the foregoing entities have answered and appeared herein by arid through their counsel. These Defendants are sometimes collectively referred to as “Cerberus.”
     1.4 Defendant Stephen A. Feinberg (“Feinberg”), is an individual resident of New York, who has answered and appeared herein by and through his counsel.
     1.5 Defendant Romulus Holdings Inc. is a Delaware limited partnership with its principal place of business in New York. Defendant Remus Holdings LLC is a limited liability company with its principal place of business in New York. Defendant Gary Singer (“Singer”) is a controlling person of Romulus and Remus (“Singer Defendants”). The Singer Defendants have answered and appeared herein by and through their counsel.

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     1.6 Defendant Jared Abbruzzese, is an individual resident of Albany, New York, who has answered, and appeared herein by and through his counsel. Defendant Abbruzzese is the controlling person of TechOne Capital Group, LLC, and served as Chairman of the Board and Interim CEO of WSNet.
     1.7 Defendant Seth Plattus, is an individual resident of New York, who has answered and appeared herein by and through his counsel. Mr. Plattus is a managing director of Cerberus Capital Management and has served as a board member of WSNet.
     1.8 Defendant C. Ronald Dorchester is an individual resident of Austin, Texas, who has answered and appeared herein by and through his counsel. Mr. Dorchester serves as a consultant to Cerberus and its companies and was a board member of WSNet beginning in April 2001.
     1.9 Defendant TechOne Capital Group LLC is a Delaware limited liability company with Its principal place of business in Albany, New York. TechOne has answered and appeared herein.
II.
VENUE AND JURISDICTION
     2.1 Venue is proper in Travis County, Texas because it is the county in which all or a substantial part of the events or omissions giving rise to Plaintiff’s claims occurred. See Tex. Civ. Prac. & Rem. Code § 15.002(a)(1).
     2.2 The amount in controversy exceeds the minimum jurisdictional amount. This court has jurisdiction over this matter and all parties.
III
FACTUAL BACKGROUND
A. Summary of the Case.
     3.1 This is a case of corporate chicanery in which the Defendants (a) took financial control of a corporation through fraud and duress, (b):reaped the benefits of the business by stealing key opportunities for themselves, (c) starved the business by diverting its remaining resources to themselves, and finally (d) took full control of the business and placed it, and its subsidiary, in bankruptcy in an effort to shield themselves from liability for their conduct.

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     3.2 As will be more fully described below, Defendants are experienced in such tactics. One Defendant, Singer, is a convicted felon — having been convicted of securities fraud, money laundering, and racketeering. Another, Abbruzzese, has recently been found liable for $9 million in connection with defrauding investors in a corporation of which he served as an officer and director. Two Defendant investor groups, the Cerberus Defendants and Romulus/Remus, are so-called “vulture” investors, that specialize in obtaining control of companies through the bankruptcy process and have each been found to engage in self-dealing and conflicts of interest. Each Defendant, or entities controlled by them (with the possible exception of Defendant Dorchester) has been found to have participated in previous corporate fraud or abuse.
     3.3 As a result of their conduct, Defendants have profited immensely, in an amount believed to be far in excess of $50 million, and have: also caused far greater damage to Plaintiff by presenting it from implementing its business strategies — strategies that would have resulted in WSNet becoming a billion-dollar business enterprise.
B. The History of WSNet.
     3.4 Prior to February 1999, World Satellite Network, Inc. was a publicly-held company. On February 8, 1999, WSNet Holdings, Inc. purchased World Satellite Network through a reverse subsidiary merger, and took that company private. At that time, Network became a wholly-owned subsidiary of WSNet Holdings, Inc. The purchase price of the company was approximately $15 million.
     3.5 At the time it was acquired, Network was an Austin-based corporation that operated as a provider of satellite television programming to the cable industry. Its business was to purchase the rights to broadcast television programming from content providers such as HBO, ESPN, and the like, and then to broadcast programs via satellite to its customers, local cable television providers.
     3.6 In the year following the acquisition of Network, the new management of WSNet set about a two-pronged strategy. First, WSNet sought to improve its subsidiary’s existing business by restructuring and consolidating Network, modernizing existing operations and improving its contracts with programming originators (such as CNN, HBO. MTV, etc.). Second, WSNet sought to develop and

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execute a new business plan, to convert WSNet from an intermediary or “middleman” purveyor of television rights on an “a la carte” basis, to a packager and distributor of complete television service via direct-to-customer satellite transmission.
     3.7 In August and September of 1999, WSNet initiated a six-part strategy to create the nation’s third direct-to-customer satellite television company. This would make WSNet a competitor with DIRECTV© and Dish Network© nationwide, primarily in small private and franchise markets where these two large competitors had traditionally been ineffective and where satellite services were in high demand.
     3.8 The steps in the strategy were to (i) acquire rights from AT&T Broadband Services to utilize AT&T’s HITS© satellite service, (ii) acquire the rights to a satellite adjacent to HITS© in order to supplement HITS© with additional “missing” signals necessary for a complete satellite television service, (iii) acquire the rights from all of the major television programming networks to offer a full complement of programming (approximately 200 channels) via these two satellites, (iv) obtain an agreement from AT&T’s satellite uplink division to uplink signals for WSNet to its new satellite in concert with its pre-existing uplink of the HITS© signals, (v) acquire the rights to and a supply of Motorola’s Digicipher II© uplink equipment and digital set-top receivers, and (vi) secure approximately $30 to $50 million to finance the plan.
     3.9 By October of 1999, WSNet was well on its way to causing Network to acquire the satellite and hardware requirements, and was confident that the acquisition of programming could be completed by the end of January 2000. In addition, Motorola had agreed that it would co-invest up to $10 million with a new WSNet investor, on the same terms that could be negotiated with the new investor.
     3.10 WSNet thus began seeking the financing required to implement the strategy in October. In the fall of 1999, WSNet’s President, Cary Ferchill, met with Abbruzzese in Washington, D.C. Abbruzzese offered to introduce WSNet to Cerberus as a source of financing for the strategy,

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C. The March 2000 Transaction: “Bait and Switch.”
     3.11 WSNet met initially with Cerberus1 in late November at Cerberus’ offices in New York City. At the meeting, WSNet presented its strategy in great detail. Thereafter, Cerberus informed WSNet that, subject to completion of due diligence, it was interested in making the proposed investment.
     3.12 Cerberus informed WSNet that the transaction would include Cerberus granting a small portion of its interest to Abbruzzese (through his company TechOne), and that Cerberus would co-invest with Romulus Holdings, Inc., an investment company managed by Gary Singer.2 Singer and Abbruzzese, together with Cerberus representatives Plattus, Feinberg, and Emily Fine, attended the initial meeting in New York, and many of the follow-up meetings. Collectively, the investor would become known as CRT, for “Cerberus, Romulus, TechOne.”
     3.13 By late December, Cerberus/CRT had completed its first round of due diligence on WSNet, and the companies had negotiated a detailed letter of intent setting out the terms on which the investment would be made, subject only to Cerberus/CRT completing its diligence on WSNet and the business strategy. The originally agreed upon terms provided that CRT would invest $42 million in WSNet, in convertible preferred stock, bearing no dividends, convertible at a rate of approximately $4.69 per share. The investment was contingent upon Motorola investing at least $10 million on the same terms as CRT. The letter of intent was signed on January 21, 2000.
     3.14 The transaction set out in the letter of intent would result in CRT owning approximately 45% of the common stock of WSNet, Motorola owning approximately 10% and the pre-existing shareholders of WSNet would continue to own approximately 45% of the common stock, thus giving the pre-existing investors, together with Motorola, continued control of the company. Cerberus/CRT was to

[1]	Cerebus is named after a mythological creature from ancient Greek/Roman literature. It is a monstrous three-headed dog that guards the gates of Hell. Each of the dog’s heads would sleep for a period of time while the others remained awake to assure that only the dead could enter Hades’ realm and that none could leave.

[2]	Although Singer was introduced as the head of Romulus Holdings, his business card reads “Hades Investors, L.L.C.”

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be entitled to 2 seats on a five-member board, Motorola one seat and the pre-existing investors two seats. Cerberus/CRT and WSNet agreed that there would be no “financial covenants” required of WSNet.
     3.15 Cerberus/CRT performed extensive due diligence investigation of WSNet through December, January and February, At the same time, WSNet negotiated and documented the transactions required to complete the strategy. By February, WSNet, through its subsidiary Network, had obtained the most critical and scarce element of the strategy, an option for the lease of a Loral SkyNet satellite, one of only two acceptable satellites adjacent to HITS©. Because the market for satellite leases was extremely active and tight at that time, Loral SkyNet would only extend the option through the end of February, 2000. WSNet delivered a copy of the Loral SkyNet option agreement to Cerberus/CRT along with other documents in the diligence process.
     3.16 Cerberus insisted on having its law firm prepare the closing documentation. The law firm was late in delivering the first draft of documentation, but finally produced documents for the sale of convertible preferred stock by the early part of February, 2000.
     3.17 WSNet informed Cerberus/CRT that the documentation would have to be completed rapidly because any expiration of the Loral SkyNet satellite lease option would make it difficult, if not impossible, to implement the business strategy.
     3.18 Cerberus/CRT, through Abbruzzese, promised that the transaction would be closed no later than March 1. Thereafter, WSNet sought and obtained a further extension for Network on the option from the Loral SkyNet. The option was extended through March 15.
     3.19 Cerberus/CRT then extended the closing date to March 10, 2000. As that date approached, however, Cerberus/CRT requested that WSNet seek a further one-week extension on the satellite lease option and rescheduled the closing for March 17. WSNet requested and received an additional extension to March 22, but was informed by Loral that no further extension would be granted.
     3.20 Finally, in the week of March 13, 2000, the documentation for the sale of convertible preferred stock was substantially completed and the closing was confirmed for March 17. On March 15,

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WSNet’s senior management team went to New York City for the scheduled pre-closing at Cerberus’ offices. Upon arrival they were ushered into a conference room and told by Cerberus/CRT, “We have a problem.”
     3.21 Cerberus/CRT then requested that WSNet’s President, Ferchill, meet privately with Feinberg, the head of Cerberus. In a one-on-one meeting in the early hours of March 17, Feinberg stated that he did not see how WSNet could possibly find a new investor at this late date since the satellite lease option was going to expire the following week. Feinberg said that he had no “problem” with the investment, but that he just thought that Cerberus/CRT could get better terms now at this late date than had been negotiated in December. Feinberg said that he never intended to honor the letter of intent. “We would never do that deal,” he said, pointing to the January 21 term sheet.
     3.22 Feinberg proposed that CRT would make the investment, but only under completely new terms including that (i) the transaction would be altered from a sale of convertible preferred stock to a sale of convertible notes, (ii) the conversion price of CRT’s subordinated notes would be reduced to $4.20 per share from $4.69, (iii) a set of strict covenants would be created for WSNet that would give Cerberus/CRT the right to take control of the board of directors if WSNet was not in compliance, and (iv) Cerberus/CRT would be given the right to approve or reject essentially any significant action WSNet proposed to take.
     3.23 Feinberg knew, correctly, WSNet would be destroyed if the new terms were not accepted. WSNet thus had no choice but to close on the new terms. Thereafter, Cerberus/CRT brought in a new law firm of its choosing (Schulte Roth & Zabel) which spent the next four days re-documenting the transaction on these new terms that Cerberus/CRT refused to negotiate. The revised transaction was closed and funded on March 20, 2000.
     3.24 As a result of the foregoing fraudulent course of conduct, WSNet was forced to cede the right to future control of the company to Cerberus and CRT.

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D. Classic and Galaxy Transactions: “Siphoning Off Corporate Opportunity.”
     3.25 At the closing, Abbruzzese, Plattus, Keith Kelly (of Motorola), Chris Tyson (a prior investor) and Cary Ferchill were appointed to the Board of WSNet. In addition, Singer was present at Board Meetings on behalf of Cerberus/CRT and was a de facto board member.
     3.26 WSNet’s new system, through Network, was operational by August of 2000. The new service was well-received by the industry. However, by the Fall of 2000 there had been a downturn in the telecommunications market nationwide and many customers were finding it difficult to obtain the financing necessary to deploy the new service.
     3.27 However, the downturn in the telecommunications market also afforded a tremendous opportunity for WSNet. Most small cable companies were in financial distress because they could not offer satellite service to their customers or finance upgrades to their existing systems. DIRECTV© and Dish Network© were making substantial inroads on their customer base. As a result, these small operators were offering to sell their cable television assets for historically low prices, but there were few buyers. In addition, several of these companies were nearing bankruptcy, and the bonds they had issued were trading at deep discounts.
     3.28 The small cable market had been WSNet’s secondary market target and it was clear that the service, developed by WSNet was a solution to the small cable industry’s woes. Since the prices for the cable assets were so low, WSNet determined it was a perfect opportunity to purchase the assets of as many small systems as possible and convert the cable subscribers to WSNet’s new satellite service. This gave WSNet, as the owner of the only viable technological solution, the opportunity to buy these companies’ bonds at significant discounts and later convert them into equity, thus substantially reducing the acquisition cost. This was both an opportunity to make a bargain purchase of cable assets and make-up for Network’s sales that were slower than anticipated in WSNet’s primary market. This new opportunity, often referred to as the “cable roll-up,” was to have been realized by WSNet directly or through the creation of a new subsidiary company to WSNet, usually referred to as “Enhanced Communications.”

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     3.29 In the summer of 2000, WSNet began working on a plan to acquire the assets of Galaxy Cablevision and certain assets of Classic Cable, two sizeable but financially struggling cable companies. WSNet discussed this plan with Singer, Abbruzzese and Plattus throughout July, August and September and a complete plan and financing model was presented to WSNet’s board of directors on October 17, 2000. The Board reviewed the detailed financial model for the proposed acquisition and approved expenditure of resources on trying to determine if agreements could be worked out to purchase the cable assets.
     3.30 Throughout October, November and December, WSNet pursued these objectives and by January 2001, WSNet had offer letters out to Galaxy and Classic for the assets and proposals from two well-known Wall Street investment banks (CIBC-Oppenheimer and UBS/Warburg) offering to manage the financing of the acquisitions.
     3.31 The WSNet Board approved moving forward with the UBS/Warburg financing and WSNet began preparation of the necessary materials. UBS/Warburg agreed to assist the company in raising approximately $100 million in equity and $100 million in debt to finance the expansion of the business, and suggested that the appropriate valuation of the company would be between $5 and $8 per share.
     3.32 Beginning in January, however, and undisclosed to WSNet’s management and other shareholders, Cerberus had begun to purchase Galaxy and Classic bonds, with the apparent intention to convert the bonds to equity in an eventual recapitalization.
     3.33 On February 21, Cerberus contacted Ferchill and instructed him to bring the senior management team to New York for a “review” of WSNet’s status. The next day, they met in New York and the financial position of the company was reviewed. At the end of this meeting, Feinberg instructed WSNet not to proceed with any negotiations for the purchase of assets or any financing. Feinberg stated that Cerberus had “certain investments” in this industry, was active in the arena of distressed debt, and that Cerberus thus should be in charge of this area of WSNet’s activities. He stated that he did not want WSNet to impede Cerberus’ ability to get the best deal possible.

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     3.34 By January or February 2001 Cerberus and Singer were major players in the Galaxy recapitalization and possibly the Classic workout, and probably controlled Galaxy and perhaps Classic.
     3.35 UBS/Warburg expressed concern that the conflict must be resolved to complete a financing for the proposed acquisitions. In March, Ferchill requested appointment of an independent committee of the Board to address the issue. In response, CRT informed Ferchill that it intended to replace him as Chairman of the Board with Abbruzzese, and that Abbruzzese was in charge of all acquisitions and the financing.
     3.36 In late March, UBS/Warburg informed WSNet that it believed the market timing for the business plan was ideal and it could raise around $100 million in new equity at $4-8 per share, and a similar amount in subordinated debt, to finance WSNet’s strategy, including the acquisition of Galaxy and Classic. UBS/Warburg proposed closing in the 3rd or 4th quarter of 2001.
     3.37 WSNet requested that UBS/Warburg address the Cerberus conflicts, which needed to be resolved prior to any financing. UBS/Warburg called Cerberus to discuss this on April 2. On April 6, CRT demanded Ferchill’s resignation as President and CEO, and threatened unspecified litigation if he refused. Abbruzzese was then designated as “interim” CEO.
     3.38 In January and February of 2001, Feinberg, through Cerberus and its affiliates, and Singer, through Romulus and its affiliates, continued to acquire large amounts of Classic and Galaxy debt with the intent to take control of these companies.
E. The September 2001 Transaction: “The Bridge Loan.”
     3.39 Upon Ferchill’s termination, Cerberus/CRT required the other directors to make Abbruzzese the CEO of the company and to appoint one of Cerberus’ outside consultants, Ron Dorchester, to fill Ferchill’s board seat. This appointment gave Cerberus/CRT complete control of the Board. Cerberus/CRT slowed down the company’s financing efforts to a crawl and, notwithstanding the expressed concern about holding down expenses, began spending significantly more money on the subsidiary’s operations, thus imperiling the WSNet’s ability to survive and accelerating its need for additional capital.

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     3.40 In April and May, the management of WSNet pointed out to the Board that given the slow-down in financing activities by UBS/Warburg and the still slow sales, WSNet would run out of cash in August 2001 if no additional financing activities were pursued. As a temporary measure, management recommended that WSNet enter into a financing agreement proposed by Motorola that would give it sufficient capital to survive until the first quarter of 2002 without incurring any additional dilution of stock. Cerberus/CRT both refused to accept the Motorola offer or to move forward with the UBS/Warburg financing.
     3.41 Finally, in July, WSNet convened a Board meeting to discuss taking action on a “bridge” financing until such time as UBS/Warburg could complete a longer term financing.
     3.42 On July 3, Cerberus/CRT presented WSNet with proposed bridge financing terms in which a new Cerberus and Singer entity, Digital Satellite, would agree to invest up to $40 million, guaranteed by WSNet, and in exchange for which Digital Satellite would receive approximately $2 million in fees, interest at 18%, warrants to purchase 10% of the stock: of the company for one cent per share upon the initial funding and warrants for an additional 5% of the stock of WSNet for each month any amount was outstanding on the loan. In addition, given the anti-dilution provisions included in CRT’s prior financing documents, additional shares would have to be issued under that document as well, thus giving Cerberus/CRT/Digital Satellite 80% of the stock of WSNet as additional compensation for the loan. Finally, the proposal included provisions that effectively made the decision to fund any amount entirely within Cerberus/Digital Satellite’s discretion.
     3.43 The upshot of the “bridge” financing was that under almost any reasonable scenario, within 12 months Cerberus/CRT/Digital Satellite would earn approximately $12.5 million in interest and fees. As a result of the Bridge Loan, CRT and Digital Satellite would also increase their equity interest to approximately 92.5% of WSNet’s common stock. CRT anti Digital Satellite would gain these benefits for a loan of as little as $7 million. At the same time, UBS/Warburg was proposing to offer WSNet stock for sale to new investors, implying a value for WSNet stock of between $3 and $8 per share.

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     3.44 Tyson pointed out that the terms were exorbitant and insisted that the company should consider a number of alternatives, including sale of the company, in order to avoid such a punitive financing. Abbruzzese as CEO and Chairman of the Board, wrote to Tyson specifically prohibiting him from seeking a buyer for the company or considering other alternatives. Abbruzzese also refused to provide Tyson and the common shareholders of the company with copies of financial information and material contracts that the company has recently entered into and denied him the right to consult with the company’s outside counsel for advice, telling him through legal counsel that he did not have the right as a Board member to review the company’s records and contracts.
     3.45 Tyson and certain other common shareholders were instructed to “negotiate” the terms of the proposed financing with Digital Satellite. Tyson and the other shareholders attended a meeting in New York to attempt to negotiate the term sheet. Not surprisingly, all of their significant requests for amendment to the proposed financing terms were rejected.
     3.46 On July 25, the WSNet Board approved the outline of terms proposed by Cerberus/Digital Satellite essentially “as is,” although noting that many of the material terms were still not supplied. Cerberus/Digital Satellite failed to document the transaction for over a month, distributing the first, incomplete set of documents only on August 28, and the first draft of complete documents on September 7. When Tyson and the other shareholders attempted to contact WSNet’s legal counsel and review the documents, Abbruzzese instructed legal counsel not to consult with the committee.
     3.47 On September 9, 2001, Cerberus/Digital Satellite proposed to reduce the maximum amount of the loan to $30 million and increase the initial warrant amount to 20% of the stock of WSNet, growing to 80% in just over a year.
     3.48 A WSNet Board meeting was held on September 24, 2001 to approve the terms of the proposed financing. Tyson voted against the transaction on the basis that it was unfair to the company. Cerberus/CRT threatened to sue him for his failure to approve the transaction and said that they would force the company to file bankruptcy. In the end, Tyson caved-in and voted in favor of the transaction,

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stating that the process was unfair and controlled by Cerberus and that he voted for it only because Cerberus threatened to sue him if he did not. The transaction closed in October.
F. The Aftermath and Bankruptcy.
     3.49 On February, 25, 2002 Michael Beck, one of the shareholders of WSNet, filed this suit in state district court. At the time the suit was filed, the: UBS/Warburg financing was still pending, operations were ongoing, and Defendants had acquired interests in, and profit from, transactions in Galaxy and Classic bonds.
     3.50 On October 17, 2002 however, Cerberus/Digital Satellite “swept” approximately $8.1 million from the accounts of Network. In so doing, Cerberus/Digital Satellite recovered more than the approximate $7 million it had advanced under the bridge loan. Also as a result, operations were discontinued. The bridge loan, then, had served little purpose other than giving Cerberus/CRT/Digital Satellite total control over WSNet. On October 21, 2002, Abbruzzese had WSNet and Network file for Chapter 11 Bankruptcy protection and Cerberus/CRT/Digital Satellite subsequently removed this litigation (then pending as Beck v. Cerberus et al.) to federal court. Thereafter, Defendants engaged in numerous attempts to de-rail this lawsuit.
     3.51 On July 28, 2003, United States Bankruptcy Judge Frank Monroe appointed Joseph D. Martinec as Chapter 11 Trustee and directed that this litigation be pursued. The case was remanded to state court by order dated August 21, 2003.
     3.52 Subsequent lo the appointment of Plaintiff as Chapter 11 Trustee for WSNet, CRT and Digital Satellite filed an adversary proceeding in Bankruptcy Court, alleging that the causes of action in this case do not belong to WSNet, but instead belong to Network. CRT and Digital Satellite have not coincidentally purported to settle these same claims for the sum of $1 million plus the subordination of in debt (representing a significant value, according to Network and its creditors committee). In fact, however, the claims asserted herein, with the possible exception of Network’s own limited Bridge Loan claims (which do net include the primary Bridge Loan claim, i.e. the creation and exercise of penny warrants on WSNet shares), wholly belong to WSNet. The March 2000 Transaction claims belong to

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WSNet because, among other things, WSNet was party to that transaction. The corporate diversion claims belong to WSNet because, among other things, the opportunities were to be exercised by a new WSNet subsidiary to be created — Enhanced Communications — and in any event WSNet, as the sole shareholder of Network, had the right to direct the opportunity as it saw fit. The Bridge Loan claims (excepting, perhaps, any claims that may be unrelated to the issuance of warrants, or the guarantee) belong to WSNet because, among other things, it was the guarantor of the Bridge Loan and it was required to allow its shares to be obtained by Cerberus and Digital Satellite pursuant to exercise of penny warrants. CRT and Digital Satellite’s claims of Network ownership, and the purported, but inadequate settlement with Network, further demonstrate Defendants’ bad-faith efforts to wrest control of these claims from their rightful owner, Plaintiff.
G. Conflicts of Interest and Pattern and Practice of Illegal Dealing.
     3.53 Generally. WSNet is not the first company to suffer at the hands of these same Defendants; a clear pattern of Defendants’ conflicts of interest and illegal actions exists. Shareholders in other corporations (as well as the SEC and the United Status Justice Department) have had to sue and prosecute many of the same Defendants for engaging in wide-spread, self-dealing, fraud and breach of fiduciary duty. See, e.g., United States v. Singer, No. 92 Cr. 964 (RJW), 1994 WL 376047 (S.D.N.Y. July 18, 1994); In re Cooper Companies, Inc. Shareholders Derivative Litigation, C.A. No. 12584 (Del. Ch. New Castle County); SEC Litigation Release No. 15278 (March 10, 1997) (discussing conditions of settlement of civil suit by the SEC against Singer and others); Motion for Leave to File Adversary Proceeding filed in In re Coram Healthcare Corp., Nos. 00-3299 and 00-3300 (Bankr. D. Del.) (seeking damages from Feinberg, Cerberus Capital and Cerberus Partners for breach of fiduciary duty, fraud and fraudulent inducement). More specifically, Defendants have engaged in the following conflicts of interests and the prior conduct.
     3.54 Cerberus and Feinberg. Cerberus and Feinberg had conflicts of interest by virtue of their investments in, at minimum, Optel, Galaxy and Classic. Furthermore, these Defendants exacerbated

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these conflicts by acting without disclosure, and by installing other conflicted individuals, such as Abbruzzese, Plattus, Singer, and Dorchester, as decision makers on the Board of WSNet.
     3.55 In past dealings with companies to whom they have loaned money, Defendants Feinberg and the Cerberus Defendants have used similar schemes to secure, preferential treatment and fiduciary breaches from officers of companies in which they have invested. See, e.g., In re Coram Healthcare Corp. and Corarn. Inc., Case Nos. 00-3299 and 00-3300 (Bank. D. Del.) (“Coram”). In the Coram case, Defendants Feinberg and Cerberus secured the conflict of interest and preferential treatment of Coram’s CEO by agreeing to secretly pay him $1,000,000.00 per year, plus “the added incentive of substantial bonuses. Once the shareholders of Coram found out about this conflict of interest and Cerberus’ scheme, they brought these facts to the attention of the bankruptcy judge, who ruled that Defendant Feinberg and others had installed and officer of Coram who had an “actual conflict of interest,” that produced an “insidious effect.”
     3.56 Singer and Romulus/Remus. Defendants used their control of WSNet to install Singer as a key decision maker over the business operations of WSNet. However, Singer was not named as an “official” officer or director of WSNet, given his criminal past. Singer is a convicted felon who had been found guilty on 23 counts of federal crimes, including mail fraud, securities fraud and violating the Racketeering Influenced Corrupt Organizations (RICO) laws. Singer served about two years in Federal prison on these convictions. (See: United States v. Gary Singer and the Cooper Companies, Inc., 92 Cr. 964 (S.D.N.Y.) Defendants allowed his participation despite knowing that Singer was convicted for fraudulent, self-dealing transactions with a company he served as a director. Singer has also been forced to disgorge over $4 million to the SEC for his role in engaging in “several fraudulent schemes in the market for high yield bonds.”
     3.57 Further, the company that Singer served as officer and director, Cooper Companies, was also convicted of mail and wire fraud. The Securities and Exchange Commission investigated the actions of Singer and charged him with fraudulent self-dealing transactions while he was an officer and director

PLAINTIFF’S FOURTH AMENDED PETITION	PAGE 16

of Cooper. As a result of this proceeding, the SEC obtained a permanent injunction against Defendant Singer enjoining him from, inter alia, “acting as an officer or director of a public company.”
     3.58 In addition, the shareholders of Cooper Companies, Inc. filed a derivative action against Singer and other directors of Cooper, as well as Defendant Romulus, asserting claims arising out of the fraudulent self-dealing transactions that Singer had engaged in, with the full knowledge of many of the officers and directors of Cooper.
     3.59 Legal commentators have written about the legal lessons to be drawn from the conviction, SEC litigation and derivative actions aimed at Singer and Cooper Companies, in law review articles, treatises, legal practice handbooks and hornbooks. The SEC harshly criticized the board of Cooper Companies for failing to take “immediate and effective action” on behalf of the company’s investors after it learned that Singer, one of the company’s officers and directors, had “concealed fraudulent self-dealing transactions” that were in clear breach of his fiduciary duties. The lessons from the illegal self-dealing transactions with Singer and the indifference and inaction of the board of directors for Cooper have become a staple in derivative action and corporate governance law.
     3.60 Thus, Defendants installed as an undisclosed officer and director someone who in corporate governance and securities law is synonymous with self-dealing, breach of fiduciary duty and defrauding shareholders. Unfortunately, rather than learning the lessons from Defendant Singer’s past criminal practices, Defendants have embraced and perpetrated the same illegal, self-dealing and fraudulent practices that earned Defendant Singer his prior criminal convictions.
     3.61 Dorchester’s Conflicts of Interest. Defendant Dorchester held a position on the Board of WSNet. Although he held this position with all the attendant fiduciary duties, he was also a consultant for one of WSNet’s wholly owned subsidiary’s creditors and competitors, the manager of one of its biggest clients, and was installed by Cerberus to oversee the operation of Galaxy, a company which represented a highly profitable business opportunity for WSNet. In his capacity as a consultant, Dorchester has earned fees for selling assets of Galaxy, a clear conflict of interest given that the assets of Galaxy were a business opportunity of WSNet.

PLAINTIFF’S FOURTH AMENDED PETITION	PAGE 17

     3.62 Abbruzzese. Defendants have corrupted Abbruzzese in much the same way with regard to their investment in WSNet. When Abbruzzese was installed as CEO and chairman of WSNet, he ostensibly was proceeding without compensation, other than his interest in the company. However, on information and belief, an arrangement has been struck between Defendants Feinberg, the Cerberus Defendants, and possibly other parties, to compensate Abbruzzese based on how Cerberus ultimately fares in its dealings with WSNet, Galaxy, and Classic.
     3.63 Abbruzzese, as CEO and chairman of WSNet, has followed a course of action designed to enrich Cerberus at the expense of WSNet. Prior to Abbruzzese’s assumption of the CEO and Chairman positions, WSNet was in the process of raising financing through an arrangement with UBS/Warburg. Upon being installed as CEO and Chairman, Abbruzzese shelved the arrangement with UBS/Warburg, and after the passage of many months decided that only Cerberus would be able to provide funding to the corporation. Accordingly, Abbruzzese oversaw the commitment of WSNet on the Bridge Loan, a transaction characterized by self-dealing and other breaches of fiduciary duty. Following the completion of the Bridge Loan, Abbruzzese was awarded with compensation of some $25,000.00 per month.
     3.64 Further, Abbruzzese’s association with CAI Wireless shows, as in the case of Singer, that he is unsuitable as an officer and director of WSNet. Abbruzzese was sued for securities fraud by the shareholders of CAI Wireless for selling millions of dollars of CAI Wireless stock at a time when he and others were disseminating false information about CAI Wireless and its stock. Judgment was reportedly entered against Abbruzzese for $9 million. He has continued the course of action of self-dealing and enriching himself and other insiders as an officer and director of WSNet.
H. Conclusion.
     3.65 The foregoing facts establish egregious violations of nearly every legal duty that Defendants had to Plaintiffs. More specifically, the acts set forth above give rise to the following claims. All claims are stated in the alternative to the extent they conflict. All of the foregoing facts are incorporated by references in the following counts.

PLAINTIFF’S FOURTH AMENDED PETITION	PAGE 18

IV.
FIRST CAUSE OF ACTION — SECURITIES, COMMON LAW, AND
STATUTORY FRAUD; FRAUDULENT CONCEALMENT;
CONSPIRACY TO COMMIT FRAUD
A. Securities Fraud.
     4.1 Plaintiff brings claims against Defendants under Texas securities laws because Defendants, as buyers under the Texas Securities Act (the “Act”), made material misstatements and/or omissions of facts in the course of buying securities. Plaintiff is entitled to damages under the Act for each violation.
     4.2 The Texas Securities Act defines the term “security” to include “share, stock...note, bond...or other evidence of indebtedness” Tex. Civ. Stat. Ann. Art 581-4.A. The March 2000 Initial Investment and the September 2001 Bridge Loan involve the purchase of “Securities” in WSNet under the Act.
     4.3 Sections 4.F and 32 of the Act provide sanctions for the use of fraud and fraudulent practices in connection with the purchase of securities. Section 4.F of the Act defines fraud as follows:
The terms “fraud” or “fraudulent practice” shall include any misrepresentations, in any manner, of any relevant fact; any promise or representation or prediction as to the future not made honestly and in good faith, or an intentional failure to disclose a material fact; . . . provided, that nothing herein shall limit or diminish the full meaning of the terms “fraud,” “fraudulent,” and “fraudulent practice” as applied or accepted in courts of law or equity.
     4.4 Defendants offered to buy, or bought securities from Plaintiff through fraud and untrue statements of material fact in violation of Tex. Civ. Stat. Ann. Art. 581-33(B) including without limitation:
a.	In an early November 1999 meeting with WSNet’s President Ferchill, Abbruzzese identified himself as a partner with Cerberus;

b.	In late November Cerberus informed WSNet that it was interested in making the proposed investment;

c.	In late November Cerberus stated that its interest was contingent on WSNet not seeking financing from other sources;

PLAINTIFF’S FOURTH AMENDED PETITION	PAGE 19

d.	in late November Cerberus stated that it wanted to negotiate a deal and get it closed promptly; and that it was willing to move quickly to complete its due diligence and move to a closing in mid-February;

e.	On January 21, 2000, CRT stated it would perform, in accordance with the letter of intent:
     4.5 Defendants further engaged in fraudulent conduct in the purchase of securities by intentionally failing to disclose material facts, and those omissions caused other statements to be misleading, in light of the circumstances tinder which they were made, in violation of Tex. Civ. Stat. Ann. Art. 581-33(B). These omissions include, without limitation:
a.	While Cerberus informed WSNet that the transaction would include Abbruzzese (through his company TechOne), and Singer (through Romulus) it did not disclose their background or histories to WSNet;

b.	Failing to disclose an intention to use the pending termination of the Loral satellite option as leverage to renegotiate the investment;

c.	That Cerberus and Singer intended to become an investor directly in Galaxy Cable and/or Classic Cable;

d.	That Cerberus and Singer had purchased Galaxy and Classic bonds;

e.	That shareholders in other corporations (as well as the SEC and the United Status Justice Department) have had to sue and prosecute certain Defendants for engaging in self-dealing, fraud and breach of fiduciary duty;

f.	That Cerberus, Feinberg, and Singer had conflicts of interest by virtue of their investments in, at minimum, Optel, Galaxy and Classic;

g.	That Defendants Feinberg and the Cerberus have used similar schemes to secure preferential treatment and fiduciary breaches from officers of companies in which they have invested;

h.	That Singer is a convicted felon who had been found guilty on 23 counts of federal crimes, including mail fraud, securities fraud and violating the Racketeering Influenced Corrupt Organizations laws and that Singer served about two years in Federal prison on these convictions;

i.	That Defendants knew Singer was convicted for fraudulent, self-dealing transactions with a company he served as a director and has been forced to disgorge over $4 million to the SEC for his role in engaging in “several fraudulent schemes in the market for high yield bonds;”

j.	That the SEC obtained a permanent injunction against Singer enjoining him from, inter alia, “acting as an officer or director of a public company;”

PLAINTIFF’S FOURTH AMENDED PETITION	PAGE 20

k.	That the shareholders of Cooper Companies, Inc. filed a derivative action against Singer and other directors of Cooper, as well as Romulus, asserting claims arising out of the fraudulent transactions that Singer had engaged in;

l.	That the illegal self-dealing transactions with Singer and the indifference and inaction of the board of directors for Cooper have become a staple in derivative action and corporate governance law;

m.	That Defendants installed as an undisclosed officer and director (Singer) someone who in corporate governance and securities law is synonymous with self-dealing, breach of fiduciary duty and defrauding shareholders;

n.	That Dorchester was a consultant for one of WSNet’s wholly owned subsidiary’s creditors and competitors, the manager of one of its biggest clients, and was installed by Cerberus to oversee the operations of Galaxy, a company which represented a highly profitable business opportunity for WSNet. In his capacity as a consultant, Dorchester earned fees for selling assets of Galaxy;

o.	When Abbruzzese was installed as CEO and chairman of WSNet, he ostensibly was proceeding without compensation. However, on information and belief, an arrangement was struck between Feinberg, Cerberus, and possibly other parties, to compensate Abbruzzese based on how Cerberus ultimately fares in its dealings with WSNet, Galaxy, and Classic;

p.	That Abbruzzese’s past association with CAI Wireless shows he is unsuitable as an officer and director of WSNet. Abbruzzese was sued for securities fraud by the shareholders of CAI Wireless for selling millions of dollars of CAI Wireless stock at a time when he and others were disseminating false information about CAI Wireless and its stock; and

q.	That each of those items listed as breaches of fiduciary duty and listed as elements of duress had occurred.
     4.6 These misrepresentations and omissions were the proximate cause of actual damages to Plaintiff.
     4.7 Plaintiff demands damages for its harm as authorized by the Act. The rights and remedies provided by the Act are in addition to other rights or remedies that may exist in law or in equity. Sec. 581-33 M.
     4.8 Defendants Feinberg, Singer, Abbruzzese, Plattus, and Dorchester, and each Defendant entity, were “control persons” or “aiders” under the Tex. CIV. STAT. Ann. Art. 581-33(F). Thus all Defendants possessed, directly or indirectly, the power to direct or cause the direction of the management and policies of the buyer of the securities. Additionally, each Defendant, with intent to deceive or with

PLAINTIFF’S FOURTH AMENDED PETITION	PAGE 21

reckless disregard for the truth, directly or indirectly aided other Defendants in violating the Act and is therefore liable jointly and severally with all Defendants.
B. Common Law Fraud.
     4.9 Defendants made material misrepresentations (including without limitation those set forth above) that they knew were false when made. Defendants intended that Plaintiff rely upon those misrepresentations and Plaintiff did in fact rely upon them. Their reliance was the proximate and actual cause of injury to Plaintiff.
     4.10 In addition, fraud is the successful employment of cunning, deception or artifice to circumvent, cheat or defraud another to his injury. Defendants’ conduct constitutes fraud for this reason as well.
C. Fraudulent Concealment.
     4.11 Defendants intentionally failed to disclose material facts (including without limitation those set out above) that they had a duty to disclose and acted so as to prevent Plaintiff from discovering those facts. The failure to disclose those facts and the intentional concealment of those facts were a proximate cause of injury to Plaintiff.
D. Statutory Fraud in a Stock Transaction.
     4.12 Defendants made material representations of past or existing material facts (including without limitation those set forward above) to Plaintiff for the purpose of inducing Plaintiff into entering into contracts for the sale of stock, and Plaintiff relied on those representations entering into those contracts.
     4.13 Defendants’ false representations were the actual and proximate cause of damages to Plaintiff, and Plaintiff is entitled to his damages under Tex. Bus. & Com. Code §27.01(b) and attorneys fees and costs under § 27.01(e). Defendants made those false representations with awareness of the falsity of the representation, and thus are liable for exemplary damages under Tex. Bus. & Com. Code § 27.01(c).

PLAINTIFF’S FOURTH AMENDED PETITION	PAGE 22

     4.14 In the alternative, Defendants had actual knowledge of the falsity of a representation or promise made by another person to Plaintiff, but failed to disclosure the falsity of the representation to the Plaintiff, and Defendants benefited from the false representation, and thus are liable to Plaintiff for damages under Tex. Bus. & com. Code § 27.01(d).
E. Conspiracy to Commit Fraud.
     4.15 Defendants and their corporate and business entities conspired with each other to commit the various acts of fraud described above and that conspiracy was a proximate and actual cause of injury to Plaintiff.
V
SECOND CAUSE OF ACTION — BREACH OF FIDUCIARY DUTY;
CONSPIRACY TO COMMIT BREACH OF FIDUCIARY DUTY;
AIDING AND & BETTING BREACH OF FIDUCIARY DUTY
A. Breach of Fiduciary Duty, and Duty of Care, Loyalty and Good Faith.
     5.1 All Defendants owed WSNet the fiduciary duties of care, loyalty, utmost good faith and fair dealing, accountability and disclosure. Defendants breached their duty of loyalty, care and fiduciary duties owed under the law to Plaintiff. In doing these things, Defendants failed to act with the care an ordinarily prudent person would exercise in similar circumstances. In addition, Defendants failed to act in good faith, and Defendants did not believe and could not have reasonably believed such conduct to be in the best interest of WSNet.
     5.2 Plattus was a member of the WSNet Board of Directors from March 2000 until October 17, 2002. Abbruzzese was a member of the Board continuously from March 2000. Dorchester was a member of the Board by May 24, 2001 until June, 2002. Singer was a de facto member of the Board continuously front March 2000. Each of these individuals, as members of the Board, owed WSNet a fiduciary duty during the tenure of their service on the Board.
     5.3 Plattus, Abbruzzese, Dorchester and Singer also acted as agents at the direction of their principals, Defendants Feinberg, the Cerberus Defendants, CRT, Remus, Romulus, TechOne and Digital Satellite. As such, these Defendants each owed fiduciary duties to WSNet. Further, the Cerberus

PLAINTIFF’S FOURTH AMENDED PETITION	PAGE 23

Defendants and Feinberg exercised actual control over the affairs of WSNet. By virtue of their control over the affairs of WSNet, the Cerberus Defendants and Feinberg owed it fiduciary duties.
     5.4 Defendants breached their fiduciary duties by placing their own interests above the interests of WSNet and by engaging in the following actions and omissions:
a.	Cerberus and the Singer Defendants becoming investors directly in Galaxy Cable and/or Classic Cable;

b.	Cerberus and the Singer Defendants purchasing Galaxy and Classic bonds;

c.	Feinberg instructing WSNet not to proceed with any negotiations for the purchase of assets or any financing;

d.	Cerberus/CRT prohibiting any action by WSNet to pursue its strategic plans without express prior notice to Cerberus and approval of a committee dominated by Cerberus;

e.	Singer making independent contact with the prospective business partners and starting separate negotiations outside of WSNet;

f.	Cerberus/CRT replacing Ferchill as Chairman of the Board with Abbruzzese, and making Abbruzzese was in charge of all acquisitions and the financing;

g.	Cerberus/CRT demanding Ferchill’s resignation as President and CEO, and threatening unspecified litigation if he refused, then replacing him with Abbruzzese as “interim” CEO;

h.	Singer and Feinberg forbidding WSNet from moving forward on its attempts to acquire Classic and Galaxy;

i.	Cerberus/CRT appointing one of Cerberus’ outside consultants, Ron Dorchester, to fill a Board seat;

j.	Defendants slowing down the WSNet’s financing;

k.	Defendants spending significantly more money on operations, and on lobbying that benefited other interests, thus imperiling the WSNet’s ability to survive;

1.	Defendants refusing to consider a proposal by Motorola that would give the WSNet sufficient capital to survive until the first quarter of 2002, without incurring any additional dilution of stock;

m.	Defendants refusing to accept the Motorola offer or to move forward with the UBS/Warburg financing;

n.	Defendants re fusing to timely furnish Tyson with the necessary information to present to potential outside investors;

PLAINTIFF’S FOURTH AMENDED PETITION	PAGE 24

o.	Defendants proposing and insisting upon onerous and self-dealing terms for the bridge loan;

p.	Defendants refusing to consider or act on alternatives to the bridge loan, such as selling WSNet and prohibiting others from doing so;

q.	Defendants refusing to provide Tyson and shareholders of WSNet with copies of financial information and material contracts of the company, denying Tyson access to the company’s outside counsel for advice, and telling him through legal counsel that he did not have the right as a Board member to review WSNet’s records and contracts;

r.	When the “independent committee” attempted to contact legal counsel and review the documents, Abbruzzese instructing legal counsel not to consult with the committee;

s.	On September 9, 2001, Cerberus deciding that the terms of the bridge loan were too lenient and that changing the terms of the loan to improve the return to Digital Satellite;

t.	Threatening to sue Tyson for his failure to approve the transaction and said that they would force WSNet to file bankruptcy;

u.	Sweeping $8.1 from the accounts of Network and forcing and placing WSNet into bankruptcy;

v.	By installing other conflicted individuals, such as Abbruzzese, Plattus, Singer, and Dorchester, as decision makers Board members of WSNet:

w.	Abbruzzese, as CEO and chairman of WSNet, following a course of action designed to enrich Cerberus at the expense of WSNet;

x.	Defendants appropriating the Classic Cable and Galaxy Cablevision business opportunities for themselves and/or for companies in which they have a material financial interest;

y.	Defendants approving or acquiescing in the usurpation of the Classic Cable and Galaxy Cablevision business opportunities;

z.	Defendants engaging in and/or approving an unfair, self-dealing loan transaction between WSNet and companies in which one or more of these Defendants have a material financial and/or agency interest — Cerberus Capital, Digital Satellite and/or TechOne; and

aa.	Those items listed as misrepresentations and omissions and occurring after the March, 2000 closing.
     5.5 Each of these breaches of duty are the actual and proximate cause of damage to Plaintiffs. In addition, Defendants Plattus, Abbruzzese, Dorchester, Singer, Feinberg, the Cerberus Defendants, CRT, Remus, Romulus and/or TechOne have profited from these breaches of fiduciary duty and all such Defendants are legally responsible for their fiduciary breaches and usurpation of WSNet opportunities.

PLAINTIFF’S FOURTH AMENDED PETITION	PAGE 25

B. Conspiracy to Breach Fiduciary Duty.
     5.6 Defendants and their corporate and business entities conspired with each other to commit the various breaches described above and that conspiracy was a proximate and actual cause of injury to Plaintiff.
C. Aiding and Abetting Breach of Fiduciary Duty.
     5.7 Defendants and their corporate and business entities aided and abetted breaches of fiduciary duty by other Defendants described above and that aiding and abetting was a proximate and actual cause of injury to Plaintiff.
VI.
THIRD CAUSE OF ACTION — DIVERSION OF CORPORATE OPPORTUNITY;
CONSPIRACY TO DIVERT CORPORATE OPPORTUNITY
     6.1 Corporate officers and directors have a duty to refrain from diverting the business opportunities of a corporation away from the corporation. Defendants Abbruzzese, Plattus, Singer, and Dorchester, during such time as each served as a formal or de facto officer or director of WSNet, diverted business opportunities from WSNet. Such opportunities include, but are not limited to the following:
a.	The opportunity to acquire interests in, or subscribers to, Galaxy;

b.	The opportunity to acquire interests in, or subscribers to, Classic;

c.	On information and belief, the opportunity to acquire interests in, or subscribers to other cable systems; and

d.	The opportunity to raise capital for the acquisition of interests in, or subscribers to other cable systems.
     6.2 Diversion of the foregoing opportunities was a proximate and actual cause of injury to WSNet and a source of great profit to Defendants.
     6.3 Each of Defendants and their corporate and business entities conspired with each other to commit the various breaches described above and that conspiracy was a proximate and actual cause of injury to Plaintiff.

PLAINTIFF’S FOURTH AMENDED PETITION	PAGE 26

VII.
FOURTH CAUSE OF ACTION — DURESS;
CONSPIRACY TO COMMIT DURESS
     7.1 Defendants threatened actions that they had no legal right to commit, in order to force Plaintiff to enter into agreements with Defendants. Such threats were of imminent action, Plaintiff had no readily available means of protection, and thus such actions constituted both duress, and economic duress.
     7.2 The actions of Defendants constituting duress include, but are not limited to, the following:
a.	Changing the terms of the March, 2000 investment;

b.	Demanding Ferchill’s resignation as President and CEO, and threatening unspecified litigation if he refused;

c.	Slowing down WSNet’s financing efforts to a crawl;

d.	In late November Cerberus stating that its interest was contingent on WSNet not seeking financing from other sources;

c.	Refusing to consider a proposal by Motorola that would give WSNet sufficient capital to survive until the first quarter of 2002, without incurring any additional dilution of stock;

d.	Refusing to accept the Motorola offer or to move forward with the UBS/Warburg financing;

e.	Refusing to timely furnish Tyson with the necessary information to present to potential outside investors;

f.	Proposing and insisting upon onerous and self-dealing terms for the bridge loan;

g.	Refusing to consider or act on alternatives to the bridge loan, such as selling WSNet and prohibiting others from doing so;

h.	Refusing to provide Tyson and shareholders of WSNet with copies of financial information and material contracts of the company, denying Tyson access to the company’s outside counsel for advice, and telling him through legal counsel that he did not have the right as a Board member to review the WSNet’s records and contracts;

i.	When the “independent committee” attempted to contact legal counsel and review the documents, Abbruzzese instructing legal counsel not to consult with the committee;

j.	On September 9, 2001, Cerberus deciding that the terms of the bridge loan were too lenient and changing the loan terms to improve the return; and

k.	Threatening to sue Tyson for his failure to approve the transaction and said that they would force WSNet to file bankruptcy.

PLAINTIFF’S FOURTH AMENDED PETITION	PAGE 27

     7.3 The foregoing conduct was a proximate and actual cause of injury to WSNet.
     7.4 Each of Defendants and their corporate and business entities conspired with each other to commit the various acts of duress described above and that conspiracy was a proximate and actual cause of injury to Plaintiff.
VIII.
FIFTH CAUSE OF ACTION — TORTIOUS INTERFERENCE WITH
PROSPECTIVE BUSINESS RELATIONSHIPS
     8.1 Absent the interference of Defendants, there was a reasonable probability that Plaintiff would have entered into business relationships as follows:
a.	The opportunity to acquire interests in, or subscribers of, Galaxy;

b.	The opportunity to acquire interests in, or subscribers of, Classic;

c.	On information and belief, the opportunity to acquire interests in, or subscribers of, other cable systems; and

d.	The opportunity to raise capital for the acquisition of interests in, or subscribers of, other cable systems.
     8.2 Defendants intentionally interfered with the foregoing relationships, the conduct was tortuous or unlawful, and was a proximate and actual cause of injury to Plaintiff.
IX.
SIXTH CAUSE OF ACTION — NEGLIGENCE
     9.1 Each of Defendants owed Plaintiff a duty to act in a reasonable and prudent manner, and to use ordinary care in the management of Plaintiff’s affairs. Each of Defendants breached the duty owed Plaintiff. The conduct of Defendants specified herein constitutes negligence, and was the proximate cause of damages to Plaintiff.
X
UNJUST ENRICHMENT
     10.1 Defendants have obtained benefits from WSNet by fraud, duress and/or taking of an undue advantage of WSNet as described in the foregoing recitation of facts. As a result, Defendants have been unjustly enriched. WSNet seeks recovery of all monies and assets unjustly obtained by Defendants as a result.

PLAINTIFF’S FOURTH AMENDED PETITION	PAGE 28

XI
ATTORNEYS FEES
     11.1 Pursuant to the Texas Securities Act, sec. 581-33(D)(7), Tex. Rev. Civ. Stat., Plaintiff is entitled to recovery of their reasonable attorneys’ fees.
     11.2 Pursuant to sec. 27.01(e) of the Texas Business and Commerce Code, Plaintiffs are entitled to recovery of their reasonable attorneys’ fees.
XII
MISCELLANEOUS
     12.1 Discovery Level. Discovery is to be conducted under Level 3, Rule 190.4 of the Texas Rules of Civil Procedure. A scheduling order should be entered.
     12.2 Jury Demand. Plaintiff demands a trial by jury on the issues in this case. A jury fee has been paid.
     12.3 No Removal Jurisdiction. Nothing in this pleading raises any cause of action or claim arising under the laws or constitution of the United States, but only under the laws of Texas. There is not complete diversity of parties because Texas citizens are both Plaintiffs and Defendants and because Delaware citizens are both Plaintiffs and Defendants.
     12.4 Conditions Precedent. All conditions precedent to the bringing of this action have occurred, been excused, or have been waived.
     12.5 Authority. Whenever it is alleged that any Defendant engaged in an act or omission, that act or omission was engaged in by a party, or a duly authorized officer, agent, or representative of a party having actual authority to engage in the act or omission, and who did so within the course and scope of such actual authority.
     12.6 Defenses Inapplicable. The “business judgment rule” does not apply, nor excuse, the conduct of Defendants. In addition, Defendants are estopped from asserting that WSNET could not have realized or exercised the Classic and Galaxy opportunities.
     12.7 Disclosure Request. Plaintiff hereby requests disclosure of those items set forth in Tex. R. Cir. Rule 190.4 (a) through (k).

PLAINTIFF’S FOURTH AMENDED PETITION	PAGE 29

XIII.
DAMAGES
     13.1 Actual Damages. As a result of Defendants’ conduct specified herein, Defendants are liable to Plaintiff for actual, and consequential damages to Plaintiff including, but not limited to (i) damages to Plaintiff resulting from the change in terms of the March 2000 investment, (ii) damages to Plaintiff resulting from the loss of the opportunity to raise capital for, and to execute the investments in, cable acquisition opportunities, (iii) damages to Plaintiff resulting from the imposition of the terms in the September 2001 Bridge Loan and from the refusal to permit other available financing, to proceed, and (iv) the damages to the business enterprises of Plaintiff for Defendants’ conduct, including loss of profits.
     13.2 Disgorgement of Profits. Defendants have profited from diversion of the corporate opportunities of Plaintiff in an amount far in excess of $50 million dollars and are thus liable to Plaintiff for such amount.
     13.3 Exemplary Damages. Plaintiff is entitled to recover exemplary damages, in an amount to be determined by the jury, due to the fraud, and malice (both actual malice and conscious indifference) of Defendants, and due to their ratification and approval of such acts by the other Defendants, all as authorized by both Chapter 41 of the Texas Civil Practices anti Remedies Code and Section 27.01 of the Texas Business and Commerce Code. In addition, exemplary damages are not subject to a limitation on recovery because Defendants engaged in the following conduct: (i) as fiduciaries, Defendants knowingly agreed to accept, or accepted, a benefit with the agreement or understanding it would affect their conduct toward Plaintiff; (ii) Defendants offered, conferred, or agreed to confer a benefit to fiduciaries with the agreement or understanding it would affect the fiduciaries’ conduct toward Plaintiff; (iii) Defendants, with an intent to harm or defraud, caused officers of Plaintiff to execute writings affecting the pecuniary interest of Plaintiff; and (iv) Defendants, without Plaintiff’s effective consent, unlawfully appropriated property belonging to Plaintiff.
     13.4 Constructive Trust. Defendants have obtained profits from their breaches of fiduciary duties, conspiracy to breach fiduciary duties, aiding and abetting breach of fiduciary duties and/or fraud

PLAINTIFF’S FOURTH AMENDED PETITION	PAGE 30

as described in the foregoing recitation of facts. Plaintiff prays that this Court impose a constructive trust upon all assets obtained by Defendants as a result of a breach of fiduciary duty as well as all proceeds from such assets and upon all profits received by Defendants as a result of a breach of fiduciary duty.
XIV
PRAYER FOR RELIEF
     14.1 Upon trial of this case, Plaintiff seeks the maximum measure of relief to which he is entitled, including, without limitation, the following relief:
(a)	all actual, special and consequential damages;

(b)	imposition of a constructive trust upon all profits, assets and proceeds of Defendants as a result of a breach of fiduciary duty in WSNet;

(c)	exemplary or punitive damages in an amount to be determined by the jury;

(d)	attorneys’ fees;

(e)	pre-judgment and post-judgment interest at the highest available rate;

(f)	expert witness fees;

(g)	costs of court; and

(h)	such further relief which Plaintiff may show himself justly entitled.
     WHEREFORE, PREMISES CONSIDERED, Plaintiff’ prays that upon final hearing he recover judgment for the foregoing damages and relief and such other and further relief to which he may show himself to be justly entitled.

Respectfully submitted,

/s/ D. Douglas Brothers

R. James George, Jr., State Bar No. 07810000
D. Douglas Brothers, State Bar No. 03084500
GEORGE & BROTHERS, L.L.P.
1100 Norwood Tower
114 West 7th Street
Austin, Texas 78701
(512) 495-1400 Telephone
(512) 499-0094 Facsimile

TAYLOR & DUNHAM, L.L.P.
David E. Dunham, State Bar No, 06227700
Donald R. Taylor, State Bar No. 19688800
Miguel S. Rodriguez, State Bar No. 24007938
327 Congress Avenue, Suite 600
Austin, Texas 78701
(512) 473-2257 Telephone
(512) 478-4409 Facsimile

BROADUS SPIVEY, P.C.
Broadus Spivey, State Bar No. 00000076
48 East Avenue
Austin, Texas 78701
(512) 474-6061 Telephone
(512) 474-1605 Facsimile

ATTORNEYS FOR PLAINTIFF

PLAINTIFF’S FOURTH AMENDED PETITION	PAGE 31

CERTIFICATE OF SERVICE
     This is to certify that a copy of the foregoing document was served on the following attorneys of record by delivering a true and correct copy via fax and first class mail on this the 4th day of January, 2005, as follows:
Harry M. Reasoner
Kenneth P. Held
Vinson & Elkins, L.L.P.
1001 Fannin, Suite 2300
Houston, Texas 77002
713/615-5219 (fax)
and
Charles W. Schwartz
Skadden, Arps, Slate,
Meagher & From, LLP
1600 Smith, Suite 4400
Houston, Texas 77002
888/329-2286 (fax)
Counsel for Cerberus Capital Management LP,
Cerberus Partners LP,
Cerberus Associates, L.L.C.
Craig Court, Inc.,
CRT Satellite Investors LLC, and
Stephen A. Feinberg
John D. Penn
Haynes & Boone, L.L.P.
201 Main Street, Suite 2200
Ft. Worth, Texas 76102
817/348-2300
Counsel for the Official Committee of
Unsecured Creditors of World Satellite
Network, Inc.
Roy Minton
Minton, Burton, Foster & Collins, P.C.C.
1100 Guadalupe Street
Austin, Texas 78701
512/479-8315 (fax)
Counsel for Seth Plattus
W. Wade Porter
Allensworth & Porter, L.L.P.
620 Congress Avenue, Suite 100
Austin, Texas 78701
512/708-0519 (fax)
Counsel for Ronald Dorchester and
Jared Abbruzzese
Wayne Barr, Esq.
TechOne Capital Group, L.L.C.
18 Corporate Woods Boulevard, 3rd Floor
Albany, New York, 12211
518-462-3045 (fax)
Representative of TechOne Capital
Group, LLC
Pat Lochridge
McGinnis, Lochridge & Kilgore
919 Congress
Austin, Texas 78701
512/495-6093 (fax)
Counsel for Remus Holdings LLC,
Romulus Holdings, Inc. and Gary Singer

/s/ D. Douglas Brothers
D. Douglas Brothers

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